Mail Stop 4561

October 4, 2007

Mr. John C. Wahl
Executive Vice President and Chief Financial Officer
First Defiance Financial Corp.
601 Clinton Street
Defiance, OH 43512

> **Re:** **First Defiance Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-26850**

Dear Mr. Wahl:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief